Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 215.564.8000 www.stradley.com

Jonathan M. Kopcsik, Esq.
(215) 564-8099
jkopcsik@stradley.com

December 15, 2017
VIA EDGAR

Lisa N. Larkin
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303

Re:          PFM Multi-Manager Series Trust (the "Trust")
 Registration Statement on Form N-1A
 File Nos. 333-220096, 811-23282
Dear Ms. Larkin:
On behalf of the Trust, below are its responses to the supplemental comments you provided to us telephonically on December 13, 2017 with regard to the Trust's initial registration statement on Form N-1A (the "Registration Statement") relating to the registration of the PFM Multi-Manager Domestic Equity Fund, the PFM Multi-Manager International Equity Fund, and the PFM Multi-Manager Fixed-Income Fund ("Fixed-Income Fund") (collectively, the "Funds").
The Registration Statement was filed with the U.S. Securities and Exchange Commission ("SEC") on August 22, 2017 under Section 8 of the Investment Company Act of 1940, as amended, and Section 6 of the Securities Act of 1933, as amended. You provided your initial comments to us on October 27, 2017.  The Trust provided its written responses to those comments on December 7, 2017.
Below we have provided your supplemental comments and the Trust's response to each comment.  All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

1.	Explain supplementally how derivatives will valued in connection with the calculation of each Fund's compliance with its 80% policy under Rule 35d-1 of the Investment Company Act of 1940, as amended.
Response:  For purposes of each Fund's respective 80% policy, any derivative instruments will be valued at market/fair value rather than notional value.  The Funds reserve the right to alter how they value derivatives for purposes of their respective 80% policy based on subsequent guidance from the SEC or Staff or in response to modifications to the Staff's position.
2.	Include a line item in each Fund's fee table for acquired fund fees and expenses in accordance with instruction 3(f) to Item 3 of Form N-1A.
Response.  To the extent applicable, each Fund will include a line item in each Fund's fee table for acquired fund fees and expenses in accordance with instruction 3(f) to Item 3 of Form N-1A.
3.	State how the Funds' adviser and sub-adviser decides which securities to sell. See Item 9(b)(2) of Form N-1A.
Response.  The Trust will add the following disclosure to the Funds' prospectus:  "A Fund's Adviser or sub-advisers, as applicable, may sell an investment held by the Fund for a variety of reasons, including, but not limited to, changing market conditions, the value of the investment, and whether the investment remains consistent with the Fund's investment objective and strategies."
4.	State supplementally:
a.
Whether the Fixed Income Fund imposes any limits as a percentage of its net assets with respect to the position sizes in below-investment grade: (i) non-agency RMBS/CMBS, (ii) CLOs, or (iii) distressed securities.

Response.  With respect to the Fixed-Income Fund's 40% limit on investments in below-investment grade non-agency RMBS/CMBS, CLOs, or distressed securities, the Fund will not impose individual percentage limits on any of these three types of investments.  Nevertheless, to the extent that such investments may be deemed illiquid, such investments will be further limited by the Fund's 15% limit on investments in illiquid securities.
b.	The specific measures that the Fund would take if it received a large redemption request.
Response.  In the event that the Fund received a large redemption request and it did not have sufficient cash on hand to meet such request, the Fund would first seek to sell securities sufficient to meet such request.  If such action is not sufficient to meet the request or would dilute the value of the non-redeeming shareholders' investment in the Fund, the Fund will pay some or all of the redemption proceeds in-kind in a manner consistent with the Fund's in-kind redemption procedures.  The Trust also notes that it expects its shareholder base to be composed principally of institutional investors.  As a result, it anticipates that it will have advance notice of any large redemption activity and will be able to take appropriate action to satisfy the request.
c.	How the Fund will be able to appropriately value these investments on a daily basis.
Response.  As with other investments held by the Fund, the Fund will value below-investment grade non-agency RMBS/CMBS, CLOs, or distressed securities pursuant to the Trust's Valuation Procedures.  To the extent possible, the Trust first will seek out readily available market quotations or use, as appropriate, any available pricing services.  Additionally, if market or pricing service quotations are not readily available, the Trust will rely on its Valuation Procedures.  Under those procedures, the Adviser has the responsibility for determining, or causing to be determined, the value of the assets held by the Fund (subject to oversight of the Board) for which market quotations are not readily available. In fulfilling the obligations delegated to the Adviser, the Adviser has established a Valuation Committee to serve as its formal oversight body for the valuation of the Funds' holdings.  The Valuation Committee provides a forum for considering time-sensitive valuation issues, including those related to changes in illiquid security values and valuations of illiquid securities. The Valuation Procedures set forth factors to be considered in determining valuation, including various methods for valuing securities.

5.
To the extent subprime and privately-issued mortgages are not considered a principal investment strategy for the Fixed-Income Fund, remove references to such instruments in the principal strategy and risk sections.

Response.  The requested change will be made.

* * *
Please direct any questions or comments relating to this filing to my colleague, Jamie M. Gershkow, at 215-564-8543, or to me at the above-referenced telephone number.
Very truly yours, /s/Jonathan M. Kopcsik Jonathan M. Kopcsik cc: Leo Karwejna
 Cheryl Maddox
   PFM Asset Management LLP
Jamie Gershkow
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